United States securities and exchange commission logo





                               October 18, 2023

       Ming-Chia Huang
       Chief Executive Officer
       MKDWELL Tech Inc.
       1F, No. 6-2, Duxing Road,
       Hsinchu Science Park,
       Hsinchu City 300, Taiwan

                                                        Re: MKDWELL Tech Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted on
September 18, 2023
                                                            CIK No. 0001991332

       Dear Ming-Chia Huang:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 Submitted September 18, 2023

       Cover page

   1.                                                   Clearly disclose on the
cover page how you will refer to the holding company   s
                                                        subsidiaries when
providing the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. Disclose clearly the entity
                                                        (including the
domicile) in which investors are purchasing an interest.
   2. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings or settle amounts owed under applicable agreements.
                                                        State whether any
transfers, dividends, or distributions have been made to date between the holding company,
its subsidiaries, and consolidated entities, or to investors, and
 Ming-Chia Huang
MKDWELL Tech Inc.
October 18, 2023
Page 2
         quantify the amounts where applicable.
3. Please revise the cover page to clearly state the aggregate amount of ordinary shares and warrants that you intend to register.
Questions and Answers about the Business Combination and the Special Meeting, page 3

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Will I experience dilution as a result of the Business Combination?, page 7

5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
7. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
Summary of the Proxy Statement/Prospectus, page 11

8. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted
FirstName LastNameMing-Chia Huang
       overseas and/or foreign investment in China-based issuers could significantly limit or
Comapany   NameMKDWELL
       completely   hinder your Tech
                                 abilityInc.
                                          to offer or continue to offer
securities to investors and
Octobercause  the value
         18, 2023 Pageof2 such securities to significantly decline or be worthless.
FirstName LastName
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FirstName LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
October 18,NameMKDWELL
            2023         Tech Inc.
October
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FirstName LastName

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, it appears that you relied on the opinion of your PRC counsel, Jingtian & Gongcheng, with respect to PRC laws and regulations. Please file a consent of your PRC counsel as an exhibit.
10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.
11. Please revise this section to describe the expected sources and uses of funds in connection with the business combination.
12. We note that financial statements of PubCo/MKDWELL Tech Inc. have not been included in the filing. We also note that the registrant will succeed to a business for which financial statements are included in the Form F-4 and the registrant is a foreign private issuer. In this regard, please explain how you determined the financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, it appears an audited balance sheet that is no more than nine months old may be sufficient.
Risk Factors, page 24

13. Please add a risk factor relating to the risks from the exclusive forum provision disclosed on page 155.
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Risks Related to the Business of MKD, page 24

14. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Further, please revise to describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
The PRC government has oversight over business operations conducted in China, and may influence MKD's..., page 30

15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts..., page 41

16. We note your disclosure on page 165 that certain of your directors are located in China,
         and that    it may be difficult, or in some cases impossible, for
investors in the United
         States to enforce their legal rights.    If material, please address
these risks in a separate
         risk factor.
Cetus Capital may not be able to complete an initial business combination with a U.S. target company..., page 47

17. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
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FirstName LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
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            2023         Tech Inc.
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Activities taken by Cetus Capital's affiliates to purchase, directly or indirectly, Public Shares..., page 54

18.      We note your disclosure that "[a]lthough none of the Sponsor or Cetus
Capital   s executive
         officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration." Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer
         Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
Interests of Certain Persons in the Business Combination, page 70

19. Please clarify how the board considered the conflicts discussed in this section when negotiating and recommending the business combination.
Proposal No. 1 The Business Combination Proposal
Background of the Business Combination, page 72

20. We note your disclosure that ARC Group Limited introduced MKD Taiwan to Cetus
         Capital. Please revise to elaborate on how ARC Group Limited identified MKD Taiwan as a potential business combination target.
21. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
The Cetus Board's Reasons for Approving the Business Combination, page 74

22.      We note your disclosure that Cetus Capital   s board considered    MKD
Taiwan   s financial
         projections and any changes thereto.    Please revise to clearly state
what projections the
         board considered.
23.      Please revise to clarify if Cetus Capital   s board took into account
the consideration to be
         paid for MKD Taiwan when recommending the business combination. Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 77

24. We note your disclosure of the March 2023 and September 2023 financial projections.
         Please expand the discussion of your material assumptions underlying each of the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected revenue and gross profit growth and the factors or contingencies that would affect such growth ultimately materializing.
25. We note your comparable company analysis. Please revise to discuss the criteria used to
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         select the comparable companies.
26. We note that your September 2023 financial projections present five years of forecasts.
         Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.
27. We note your disclosure that MKD Taiwan's projected enterprise value was calculated using various methods, including discounted cash flow models. Please revise to include a discussion of the discounted cash flow models, including material underlying assumptions.
28. Please revise to discuss your September 2023 projections under a separate subheading.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
90

29. We note the disclosure on page 9 that it is intended that the Merger will qualify as a tax-
         free exchange pursuant to Section 351 of the Code. Please revise your disclosure to clearly state counsel's tax opinion on whether the transaction will qualify as a tax-free exchange. Whenever there is significant doubt about the tax consequences of the
         transaction, it is permissible for the tax opinion to use    should
rather than    will,    but
         counsel providing the opinion must explain why it cannot give a
will    opinion and
         describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of
         Staff Legal Bulletin 19.
Our Growth Strategies, page 101

30.      We note your disclosure on page 74 that the Cetus Capital   s board
reviewed MKD
         Taiwan's total addressable market, its key competitors, competitive advantages, and barriers of entry. We also note that you discuss the market for global car sales on page
         101. If material, please revise to clearly discuss the total addressable markets for your principal products.
31. Please revise to discuss the sources and availability of raw materials. Refer to Item 4.B of
         Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
MKD Taiwan
Major Factors Affecting Our Results of Operations, page 109

32. We note that MKD has experienced supply chain disruptions and that you anticipate these supply chain disruptions will persist throughout 2023.
Specify whether these
         challenges have materially impacted MKD   s results of operations or
capital resources and
         quantify, to the extent possible, how MKD   s sales, profits, and/or
liquidity have been
         impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.
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Results of operations
Revenues, page 112

33. Please revise to define "commissioned processing service." Going concern and Capital Resources, page 114

34. Please revise to disclose the terms of each of the company's material debt agreements.
Unaudited Pro Forma Condensed Combined Financial Information
Accounting for the Business Combination, page 131

35. We note that you intend to account for the Taiwan Reorganization as a reverse acquisition transaction and determined MKD Taiwan will be the accounting acquirer. We also note disclosures on page 98 indicate, in connection with a shareholders meeting, MKD BVI, a newly incorporated shell company solely owned by your director and chief executive officer, Mr. Ming-Chia Huang, was formed and began acquiring shares of MKD Taiwan directly from MKD Taiwan shareholders such that as of August 8, 2023, MKD BVI owns approximately 62.36% of the issued and outstanding shares of MKD Taiwan. Your disclosures also indicate following the closing of the Business Combination, MKD BVI intends to continue to acquire the remaining shares of MKD Taiwan. Based on these disclosures and disclosures on page 142, it appears Mr. Ming-Chia Huang, who did not appear to previously control MKD Taiwan now controls MKD Taiwan. Please clarify and more fully explain the prior ownership interests in MKD Taiwan and disclose how Mr.
         Ming-Chia Huang acquired shares of MKD Taiwan from MKD Taiwan shareholders, including the nature and amount of any consideration paid to those shareholders. Based on the apparent change in control of MDK Taiwan, please also more fully explain all the terms of the Taiwan Reorganization and the basis for your proposed accounting, including the authoritative accounting guidance that supports your conclusion. In this regard, please explain how you determined the pro forma financial statements appropriately give effect to the Taiwan Reorganization and the range of possible results as required by Rule 11-
         02(a)(10) of Regulation S-X, including what appear to be potential changes in the non-
         controlling interests that would occur if MKD BVI is unable to acquire the remaining shares of MKD Taiwan.
Basis of Pro Forma Presentation, page 131

36. You disclose that the historical financial information in the pro forma financial statements has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. Please revise the disclosures and, if applicable, the related pro forma pro forma financial statements to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC
         Release 33-10786.
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37. You disclose on page 22 that the maximum redemption of 5,252,488 shares represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on consummation of the Business Combination. Please include similar information in the
         disclosures that describe    Scenario 2     Assuming Maximum
Redemptions into Cash
         and, if accurate, please clearly disclose the Business Combination could not proceed if
         Cetus Capital Public Shareholders redeem more than 5,252,488 shares. In addition, please correct or reconcile these disclosures with other tabular disclosures throughout the filing that appear to indicate the Cetus Capital Public Shareholders could redeem all their outstanding shares.
Note 3     Adjustments to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustment (4), page 135

38. You state here that adjustment (4) reflects the recapitalization of MKD Taiwan through the contribution of all share capital in MKD Taiwan to Cetus Capital; however, your disclosures throughout the filing indicate that MKD Taiwan will be acquired by MKD
         BVI (Taiwan Reorganization) and MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosure to resolve this inconsistency and the related pro forma adjustments, if applicable.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations Adjustment (1), page 135

39. Please disclose the number of potentially dilutive securities not included in your determination of weighted average shares outstanding because they are anti-dilutive (e.g., public and private warrants).
PubCo's Directors and Executive Officers After the Business Combination Compensation, page 140

40.      Please revise to comply with Item 6.B of Form 20-F.
Certain Relationships and Related Party Transactions
Certain Transactions of MKD Taiwan, page 145

41. Please update this section to reflect the information as of the latest practicable date. Refer to Item 7.B of Form 20-F.
Description of Cetus Capital's Securities
Redeemable Warrants, page 153

42. Please clarify whether recent common stock trading prices exceed the threshold that
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         would allow you to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
PART II
Information Not Required in the Prospectus
Item 21. Exhibits and Financial Statement Schedules, page II-1

43.      We note that certain agreements that were filed with Cetus Capital   s
Registration
         Statement on Form S-1 have not been filed with this registration statement, such as
         Exhibits 4.5 and 10.1. Please file the warrant agreement, form of letter agreement, as well as your material lease and debt agreements or explain why you are not required to do so.
General

44. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton
         or any other firm engaged in connection with Cetus Capital   s initial
public offering about
         ceasing involvement in your transaction and how that may impact your deal, including the
         deferred underwriting compensation owed for Cetus Capital   s initial
public offering.
45.      Please provide the information required by Item 18(a)(3) of Form F-4.
46. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine or in light of the
effectiveness of the UFLPA. For
         example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack
              of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or
              challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
              China);
             experience surges or declines in consumer demand for which you are unable to
              adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions,
              sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
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47. We note that on May 15, 2023, ARC Group Ltd. submitted a letter of termination of its advisory agreement with Cetus Capital. Please provide a description of the role of the financial advisor in the de-SPAC transaction and tell us whether ARC Group Ltd. was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by MKD
         Taiwan's management and reviewed by the board of directors of Cetus Capital or the projected financial information of MKD Taiwan. If ARC Group Ltd. was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of MKD
         Taiwan and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
48. Please disclose whether ARC Group Ltd. assisted in the preparation or review of any materials reviewed by the Cetus Capital's board of directors or management as part of their services to Cetus Capital and whether ARC Group Ltd. has withdrawn its association with those materials and notified Cetus Capital of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that ARC Group Ltd.'s resignation indicates it is not willing to have the liability associated with such work in this transaction.
49. Please provide us with any correspondence between Cetus Capital and ARC Group Ltd.
         relating to ARC Group Ltd.'s resignation.
50. Please provide us with the engagement letter between ARC Group Ltd. and Cetus Capital.
         Please disclose any ongoing obligations pursuant to the engagement letter or otherwise that will survive the termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations in the registration statement.
51. Please provide us with a letter from ARC Group Ltd. stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with ARC Group Ltd. and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If ARC Group
         Ltd. does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that
         ARC Group Ltd. withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether ARC Group
         Ltd. performed substantially all the work to earn its fees.
52. Please revise your disclosure to highlight for investors that ARC Group Ltd.'s withdrawal indicates that it does not want to be associated with the disclosure or underlying business
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MKDWELL Tech Inc.
October 18, 2023
Page 11
      analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that ARC Group Ltd. has been previously involved with the transaction.
53. Please discuss the potential impact on the transaction related to the resignation of ARC
      Group Ltd. If ARC Group Ltd. would have played a role in the closing, please revise to identify the party who will be filling ARC Group Ltd.'s role.
54. Please disclose any fees paid or due to ARC Group Ltd. in connection with its role as a financial advisor to Cetus Capital. If any of these fees will be forfeited by their resignation, please revise to disclose this information.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.
Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,
FirstName LastNameMing-Chia Huang
                                                             Division of
Corporation Finance
Comapany NameMKDWELL Tech Inc.
                                                             Office of
Manufacturing
October 18, 2023 Page 11
cc:       Michael T. Campoli
FirstName LastName